FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of September, 2005
GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)
1, rue Leon Migaux, 91341 MASSY FRANCE (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____________

COMPAGNIE GENERALE DE GEOPHYSIQUE
CGG wins new seismic survey offshore India
Paris, September 19, 2005
Compagnie Generale de Geophysique (“CGG” 0000120164 — GEPH.PA — NYSE : GGY) announced that it has been awarded a major 3D seismic offshore acquisition contract by ONGC for the third consecutive year in India.
This seismic program is located in deepwater off the eastern coast where CGG successfully operated during a previous campaign with ONGC in the first half of 2004. The project comprises a series of surveys covering a total area of approximately 8,800 sq km. It will be acquired between November 2005 and June 2006 by three CGG 3D vessels equipped with full onboard processing using Cog’s proprietary software Geocluster.
“This third award, with a value of 112 million M$, will strengthen the very good working relationship we have already established with ONGC over the last three years. These large-scale offshore operations and the related data processing work will give our two companies another opportunity to demonstrate the depth of our collaboration,” stated Christophe Pettenati-Auzière, CGG’s President Geophysical Services.
CGG is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and reservoir services to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment through its subsidiary Sercel.

Contact: Christophe BARNINI	+ (33) 1 64 47 38 11
Email: invrel@cgg.com	Internet: www.cgg.com
The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Leon Migaux 91341 — Massy Cedex GENERAL COMPANY OF GEOPHYSICS

Date: September 19, 2005	By Senior Executive Vice President Strategy , Control & corporate planning /Gerard CHAMBOVET/